UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING


(Check One)  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q
                           [ ] Form N-SAR

                   For Period Ended:       June 30, 1998

                     [  ] Transition Report on Form 10-K
                     [  ] Transition Report on Form 20-F
                     [  ] Transition Report on Form 11-K
                     [  ] Transition Report on Form 10-Q
                     [  ] Transition Report on Form N-SAR
                     For the Transition Period Ended:

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


PART I - REGISTRANT INFORMATION

                        MOA Hospitality, Inc.
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Full Name of Registrant


                     Motels of America, Inc.
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Former Name if Applicable


                      701 Lee Street, Suite 1000
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Address of Principal Executive Office (Street and Number)


                      Des Plaines, Illinois 60016
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


         The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 within the prescribed time period because management's attention has been focused on certain business matters, and, accordingly, the registrant could not finalize its review of its quarterly report without undue burden and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kurt M. Mueller                 847                 803-1200
         (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                   [ X ] Yes   [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ X ] Yes    [   ] No



         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended June 30, 1998, the Registrant will report a gain of approximately $14,450,000 on the sale of properties. As a result, the Registrant will report a net gain of approximately $8,756,000 for the quarter ended June 30, 1998, as compared to a net gain of approximately $439,000 for the corresponding period last year, despite reporting a net loss from operations of approximately $28,000 for the quarter ended June 30, 1998, as compared to a net gain from operations of approximately $814,000 for the corresponding period last year.

                                        SIGNATURES


         MOA Hospitality, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                   MOA HOSPITALITY, INC.


        Date: August 14, 1998  By:  /s/ Kurt M. Mueller
                               Name:  Kurt M. Mueller
                               Title: Chief Financial Officer








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